This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s) identified in
Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.

         Legg Mason Capital Management, Inc.


         By_____/s/ Andrew J. Bowden__________________
                Andrew J. Bowden, Senior Vice President


         LMM LLC


         By____/s/ Jennifer Murphy_____________________
               Jennifer Murphy, Chief Operations Officer


         Legg Mason Opportunity Trust, Inc.
            a portfolio of Legg Mason Investment Trust, Inc.


         By_____/s/ Gregory T. Merz_____________________
                Gregory T. Merz, Vice President